Exhibit 4.01(a)

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE, dated as of July 2, 2010, between **PEPCO HOLDINGS, INC.**, a corporation duly organized and existing under the laws of the State of Delaware, having its principal office at 701 Ninth Street, N.W., Washington D.C. 20068 (herein called the "*Company*"), and **THE BANK OF NEW YORK MELLON** (formerly known as The Bank of New York), a New York banking corporation, having an office at 525 William Penn Place, 38th Floor, Pittsburgh, Pennsylvania 15259, as trustee (herein called the "*Trustee*"). Except as otherwise defined or unless the context otherwise requires, capitalized terms used in this Supplemental Indenture and defined in the Indenture (as hereinafter defined) shall have the meanings specified in the Indenture.

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to that certain Indenture (For Unsecured Debt Securities), dated as of September 6, 2002 (the "*Indenture*"), providing for the issuance from time to time of the Company's Securities in an unlimited aggregate principal amount to be issued in one or more series as contemplated therein.

WHEREAS, the Company issued a series of Securities under the Indenture designated as the "6.45% Notes due August 15, 2012" (the "*6.45% Notes*") with the terms of the 6.45% Notes set forth in an officer's certificate, dated May 15, 2003 (the "*Officer's Certificate*") delivered by the Company to the Trustee in connection with the Company Order relating to the 6.45% Notes.

WHEREAS, the form of 6.45% Note attached as Exhibit B to the Officer's Certificate provides that (i) the 6.45% Notes are redeemable at the option of the Company prior to the Stated Maturity, in whole or in part, at any time and (ii) the Company must give notice of its intent to redeem the 6.45% Notes at least 30 days but no more than 60 days prior to the Redemption Date.

WHEREAS, the Company and the Trustee desire to amend Exhibit B to the Officer's Certificate to permit the redemption of the 6.45% Notes upon three business days' notice thereof prior to the Redemption Date, as provided for in this Supplemental Indenture (the "*Amendment*").

WHEREAS, pursuant to Section 1202 of the Indenture, the Company and the Trustee are permitted, with the consent of the Holders of a majority in aggregate principal amount of the Securities of all series Outstanding under the Indenture, to change in any manner any of the provisions of the Indenture or to modify in any manner the rights of the Holders of Securities under the Indenture; provided, however, that if a proposed supplemental indenture shall directly affect the rights of the Holders of Securities of one or more, but less than all, of such series, then the consent only of the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series so directly affected, considered as one class, shall be required for such change.

WHEREAS, the Company has determined that the Amendment directly affects only the rights of the Holders of the 6.45% Notes.

WHEREAS, Holders of a majority in aggregate principal amount of the Outstanding 6.45% Notes have consented to such Amendment.

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized and all acts and conditions necessary to make this Supplemental Indenture a valid agreement of the Company have been performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt whereof is hereby acknowledged, it is mutually covenanted and agreed as follows:

ARTICLE ONE

AMENDMENT

Section 1.1.   The second sentence of the first paragraph under the heading "Optional Redemption" in Exhibit B to the Officer's Certificate is hereby amended and restated in its entirety as follows:

> The Company shall give notice of its intent to redeem such Securities of this series at least three Business Days prior to the Redemption Date.

ARTICLE TWO

MISCELLANEOUS PROVISIONS

Section 2.1.   Except as specifically amended and supplemented by this Supplemental Indenture, the Indenture shall remain in full force and effect and is hereby ratified and confirmed, and the Indenture and this Supplemental Indenture shall together constitute one and the same instrument.

Section 2.2.   This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Supplemental Indenture to the substantive law of another jurisdiction.

Section 2.3.   All covenants and agreements in this Supplemental Indenture by the Company and Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 2.5.   This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 2.6.   The Trustee accepts the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals contained herein, all of which recitals are made solely by the Company, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the due authorization of this Supplemental Indenture by the Company by corporate action or otherwise, or (iii) the due execution of this Supplemental Indenture by the Company, and the Trustee makes no representation with respect to any such matters.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, as of the day and year first above written.

PEPCO HOLDINGS, INC.

By: /s/ Kevin M. McGowan
     Name: Kevin M. McGowan
     Title: Vice President and Treasurer

THE BANK OF NEW YORK MELLON,
as Trustee

By: /s/ Thomas J. Provenzano
     Name: Thomas J. Provenzano
     Title: Vice President